                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No.     )*


                       PILLOWTEX CORPORATION
                         (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE
                    (Title of Class of Securities)

                             721501104
                           (CUSIP Number)

                         Robert G. Morrish
            U.S. Bancorp Libra, a division of U.S. Bancorp
                          Investments, Inc.
                  11766 Wilshire Boulevard, Suite 870,
                        Los Angeles, CA  90025
                           (310) 312-5600
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                          DECEMBER 29, 2000
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rules 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            PAGE 2 OF 9 PAGES

                                  SCHEDULE 13D


CUSIP No. 72150114

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Ravich Revocable Trust of 1989
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
             PF
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                    / /
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             California revocable trust
------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       3,393,375
  BENEFICIALLY            ----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  3,393,375
                          -----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,393,375
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       19.2%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       OO
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 721501104

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jess M. Ravich
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                     / /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             California revocable trust
-------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       3,393,375
  BENEFICIALLY            -----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  3,393,375
                          -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,393,375
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       19.2%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       IN
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                     STATEMENT PURSUTANT TO RULE 13D-1 OF THE

                     GENERAL RULES AND REGULATIONS UNDER THE

                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


The information furnished in response to each Item of this Schedule 13D is incorporated by reference in each other Item of the Schedule.

Item 1.      Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Pillowtex Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4111 Mint Way, Dallas, TX 75237.

Item 2.      Identity and Background.

             (a) This statement is filed on behalf of the Ravich Revocable Trust of 1989, a revocable trust for which Jess M. Ravich is the trustee (the "Ravich Revocable Trust") and Jess M. Ravich ("Mr. Ravich"). The Ravich Revocable Trust and Mr. Ravich are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person".

             (b)  All Reporting Persons:
                  c/o U.S. Bancorp Libra, a division of U.S.
                    Bancorp Investments, Inc.
                  11766 Wilshire Boulevard, Suite 870
                  Los Angeles, California 90025
                  Attn:  General Counsel

             (c) The Ravich Revocable Trust is a revocable trust holding certain investment assets, and Mr. Ravich is the trustee thereof. The principal occupation of Mr. Ravich is to serve as Chairman and Chief Executive Officer of U.S. Bancorp Libra, a division of U.S. Bancorp Investments, Inc. ("U.S. Bancorp Libra"). The principal business of U.S. Bancorp Libra is acting as a broker/dealer of securities and its address is listed in (b) above.

             (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

             (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) The Ravich Revocable Trust is a California revocable trust. Mr. Ravich is a citizen of the U.S.A.

Item 3.      Source and Amount of Funds or Other Consideration.

     Pursuant to the Transfer Agreement (as defined in Item 4 below), the total consideration paid by the Ravich Revocable Trust in connection with its purchase of the Preferred Shares (as defined in Item 4 below) was $10,000. The acquisition of the Preferred Shares is described in more detail in Item 4 below. The funds for the purchase of the Preferred Shares came from the personal funds of the Ravich Revocable Trust.

                                                       PAGE 5 OF 9
Item 4.      Purpose of the Transaction.

     On December 29, 2000, the Ravich Revocable Trust purchased an aggregate of 81,441 shares of Series A Redeemable Convertible Preferred Stock (the "Preferred Shares") of the Issuer for general investment purposes. The Preferred Shares were acquired from Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners, L.P. (collectively, the "Sellers") negotiated in a private transaction, pursuant to a Transfer Agreement dated as of December 26, 2000 by and among the Ravich Revocable Trust and the Sellers (the "Transfer Agreement").

     The Reporting Persons retain the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to change their investment intent, formulate other purposes, plans or proposals regarding the securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. In the event of a material change in the present plans of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

     Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The terms of the Transfer Agreement are incorporated herein by reference. The foregoing description of certain terms of the Transfer Agreement is qualified in its entirety by the terms of such agreement.

Item 5.      Interest in Securities of the Issuer.

             (a) Pursuant to the Transfer Agreement, the Ravich Revocable Trust acquired 81,441 Preferred Shares which are presently convertible into 3,393,375 shares of the Issuer's Common Stock. Accordingly, the Ravich Revocable Trust beneficially owns 3,393,375 shares of the Issuer's Common Stock, or 19.2% of the Issuer's Common Stock outstanding as of November 9, 2000 (assuming full conversion of the Preferred Shares). Jess M. Ravich, as trustee of the Ravich Revocable Trust, may also be deemed to beneficially own the 3,393,375 shares of the Issuer's Common Stock, or 19.2%.

     Pursuant to the terms of the Statement of Resolution of the Preferred Shares, each Preferred Share is convertible into such number of Shares as is determined by dividing (i) the sum of (A) $1,000 plus (B) any accrued but unpaid dividends, by (ii) $24 (defined as the "Conversion Price"). The Statement of Resolution provides that the Conversion Price is adjustable upon certain capital events of the Issuer (such as certain stock dividends, mergers and other specified events).

     Dividends on the Preferred Shares currently accrue at a rate of 10%
per annum on the Stated Value of $1,000 per Preferred Share. Dividends are payable in cash or in additional Preferred Shares on a quarterly basis on March
31, June 30, September 30 and December 31.   If the December 31, 2000 dividend
payment is made in the form of additional Preferred Shares, the Reporting Persons expect to receive approximately 2,036 additional Preferred Shares, convertible into 84,833 shares of the Issuer's Common Stock representing an additional 0.48% of the Issuer's Common Stock assuming full conversion of all Preferred Shares and using the number of shares of Common Stock reported by the Issuer as outstanding on November 9, 2000. If subsequent quarterly dividend payments are made in the form of additional Preferred Shares, the number of shares of Common Stock beneficially owned by the Reporting Persons will increase accordingly. The foregoing description of certain terms of the Statement of Resolution is qualified in its entirety by the terms thereof.

     The statements in this Schedule 13D shall not be construed as an admission that a Reporting Person is the beneficial owner of any Common Stock other than the Common Stock which such Reporting Person may be deemed the beneficial owner pursuant to the transactions contemplated herein, for purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

          (b) The Ravich Revocable Trust has sole voting and investment power over the shares of Common Stock currently held by it. Mr. Ravich, as trustee of the Ravich Revocable Trust, may be deemed to have the sole power to vote and dispose of the Shares by virtue of his relationship as trustee.

          (c) None of the Reporting Persons has had any other transaction in the Common Stock of the Company within the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits hereto are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1.1 -- Agreement of Reporting Persons regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Pillowtex Corporation dated as of December 29, 2000.

     Exhibit 1.2 -- Transfer Agreement dated as of December 26, 2000 by and among the Ravich Revocable Trust of 1989 and the Sellers, incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed by Apollo Advisors II, L.P., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners, L.P. with the Securities and Exchange Commission on December 29, 2000.

     Exhibit 1.3 -- Form of the Statement of Resolution for the Preferred Shares, incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 1999, filed by Pillowtex Corporation with the Securities and Exchange Commission on August 16, 1999.


                                Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 4, 2001               RAVICH REVOCABLE TRUST OF 1989


                              By:  \s\ JESS M. RAVICH
                                 Jess M. Ravich, Trustee


                              \s\ JESS M. RAVICH
                              Jess M. Ravich

                         EXHIBIT INDEX


Exhibit                                                         Sequential
Number                    Description                           Page Number

1.1     Agreement of Reporting Persons regarding a joint Schedule      9
        13D (and such amendments as may become necessary) with respect to the Common Stock of Pillowtex Corporation dated as of December 29, 2000

1.2 Transfer Agreement dated as of December 26, 2000 by and among the Ravich Revocable Trust of 1989 and the Sellers (incorporated by reference to Exhibit A to Amendment No.
        1 to Schedule 13D filed by Apollo Advisors II, L.P., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners, L.P. with the Securities and Exchange Commission on December 29, 2000).

1.3 Form of the Statement of Resolution for the Preferred Shares (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 1999, filed by Pillowtex Corporation with the Securities and Exchange Commission on August 16, 1999).

                               EXHIBIT 1.1

                               AGREEMENT

          WHEREAS, The Ravich Revocable Trust of 1989 (the "Ravich Revocable Trust") and Jess M. Ravich ("Ravich" and with the Ravich Revocable Trust, the "Reporting Persons"), individually or collectively, may be deemed to be a beneficial owner within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for purposes of Section 13(d) of the Exchange Act, of the Common Stock, $.01 par value (the "Common Stock"), of Pillowtex Corporation (the "Issuer"); and

          WHEREAS, the Reporting Persons desire to satisfy any filing obligation each may have under Section 13(d) of the Exchange Act by filing a single Schedule 13D pursuant to such Section with respect to each class of securities;

          NOW, THEREFORE, the Reporting Persons agree to file a Schedule 13D under the Exchange Act relating to the Common Stock of the Issuer and agree further to file any such amendments thereto as may become necessary unless and until such time as one of the parties shall give written notice to the other parties of this Agreement that it wishes to file a separate Schedule 13D relating to the Common Stock of the Issuer, provided that each person on whose behalf the Schedule 13D or any amendments is filed is responsible for the timely filing of such Schedule 13D and any amendments thereto necessitated by the actions or intentions of such person and for the completeness and accuracy of the information pertaining to it and its actions and intentions.

          The Agreement may be executed in two or more counterparts, each of which shall constitute but one instrument.

December 29, 2000             RAVICH REVOCABLE TRUST OF 1989


                              By:  \s\ JESS M. RAVICH
                                     Jess M. Ravich, Trustee


                                \s\ JESS M. RAVICH
                              Jess M. Ravich